June 22, 2006

Mr. Stuart B. Rekant
Chairman & CEO
Juniper Partners Acquisition Corp.
56 West 45th Street
Suite 805
New York, NY 10036

Dear Mr. Rekant:

As instructed by our Letter of Engagement, I traveled to Dallas-Fort Worth on June 14, 2006 in order to personally perform an operations review and to inspect the technical assets of Firestone Communications, Inc. This review was conducted at the Firestone offices located at 6125 Airport Freeway in Fort Worth, Texas.

The days of June 15th and 16th were spent in a detailed on-site review of the technical assets of Firestone Communications, and in meetings and conversations with staff members and executives. Background discussions regarding the overall utilization of the assets were held with Mr. Leonard L. Firestone, the Chairman and Chief Executive Officer. I also had conversations with Mr. Christopher K. Firestone, the Executive Vice President of Operations, Ms. Julie Haire, the Director of Finance, and Mr. Francisco Cuevas, the Creative Director.

Principal field review time was devoted to an examination of the subject assets. During my comprehensive two day on-site physical inspection of the Firestone installation, I was accompanied by Mr. Mario Calderon, the Director of Broadcast Operations, and by Mr. William Raymond, the Director of Technical Operations.

Mr. Calderon, a long time employee of Firestone and predecessor companies, is the supervisor of all corporate activities having to do with engineering and operations, including uplink and downlink of the satellite feeds, the automation systems and the media server. The scope of Mr. Calderon’s duties also includes the supervision of the master control staff and the Sorpresa network’s technical operations.

Mr. Raymond, who is in overall charge of the digital activities and advanced technology applications of Firestone, planned the design of Firestone’s digital production facility and installed the complete digital production facility. Mr. Raymond also oversees the technical installations and studios as well as the multi-camera production facilities and network integration.

Firestone offers its’ clients a modern and completely digital network operations facility from a central location in the Dallas-Fort Worth Metroplex. The site is conveniently located with easy access to DFW International Airport. The facility is located in a free-standing building that houses all Firestone

Mr. Stuart B. Rekant
Juniper Partners Acquisition Corp.
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activities, and also provides tenant space for several other companies. At this site, Firestone provides production and creative services as well as the shared transport and uplink/downlink services. Additionally, Firestone is a cable television network supplier – operating the Sorpresa network, which is the first 24/7 cable network dedicated to America’s Hispanic children. Firestone has a long term contract to utilize a full transponder on Intelsat 1A-13, giving them and their cable programming customers access to the satellite’s prime cable arc location at 121 degrees West and connectivity to over 3,000 digital cable head-ends in the United States.

Firestone describes their creative operation as having ‘‘cutting-edge tools and a state-of-the-art facility to support their production projects. The Firestone facility offers complete studios featuring the latest in digital broadcast technology with multiple soundstages, digital cameras, four digital editing suites, an updated digital control room, and a fully automated master control with fiber and satellite uplinks’’.

My operations review included all of the technical areas, along with the support facilities. Firestone operates two complete studios at the site. These studios are highly evolved; they are multi-camera capable and supplied with 24-circuit lighting grids.

The primary Firestone studio is Studio A, which is 1,800 square feet with a 14' clearance. The secondary studio is Studio B, which is 900 square feet, with a generous 16' clearance. In my review, I found that the studios are wholly appropriate for the intended use, with well installed lighting grids and a complete set of lights. In keeping with the best standards of engineering practice, the floors of both studio A and Studio B are Laser Level Cut to facilitate camera tracking. Complete green room support is supplied for live performances at the studios.

The Master Control contains a completely modern operating set constructed on full raised computer flooring, and includes digital Sundance Automation playlist control for advanced operations as well as for emergency operation. Firestone also utilizes Rushworks Automation, which provides playlist integration with the overall server functions. The server system includes a Seachange Cluster server with 576 GB (gigabyte) of storage and a Rushworks System with 1 TB (terabyte) of usable storage. The Playback System currently uses a Seachange Server for interstitials, and a Rushworks tapeless programming and interstitials playback. The Preparation Station System also utilizes the Sundance Automation and QC systems, as well as an alternate Rushworks Automation and QC system.

The Server room is built around a Leitch Serial Via32, with full patch panels for maximum flow and flexibility. The downlinks systems include a 12' and two 10' antennas, Scientific Atlanta D9150 Encoders, and Leitch DPS470 frame synchronizers and TBC. The server room is very well documented and wired to high engineering standards.

The Uplink employs both a main and a backup Comtech up-conversion unit, with HPA Aydin 3-K Klystrons and a Miralite 3.7 meter uplink antenna. The Power backup system is a generous 500KW Generak generator with fully automatic transfer switch. UPS includes a 12KV and a 18 KV unit, fully automatic and with immediate switching.

The Technical Operations Center includes a Leitch Panacea 32x32 SDI router with analog audio, patchbays for production, post and server rooms, VTR operation area, EVS, Chyron and Audio Delay, Sony D-50 CCU and RCP, and terminal gear. The Production Control Room employs a Ross Synergy 3 Switcher, a Zandar DX-I multi-monitoring system on plasma screens, a Chyron Duel LEX character generator, and a Teleprompter system. The Final Cut Pro Suite is integrated with TOC I/O, and the modern Avid Adrenaline Suite,(Edit A & B) are also integrated with TOC I/O.

The Audio suite, for both production and post production, is built around a Yamaha 01V digital mixing console, CD, DAT, and a 360 Systems Instant Replay unit. A Beyer Dynamic mike is employed in the voice booth, and a Final Cut pro and pro tools system are used for audio post production.

Mr. Stuart B. Rekant
Juniper Partners Acquisition Corp.
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Firestone maintains a large and well organized and secure programming library area, which is staffed by a full-time librarian who works with the programming and traffic departments to assure on time access of all material to the designated feed sources. Firestone also provides extensive documentation libraries for technical equipment, as well as a large stock of technical parts, spares, and replacement items.

During the inspection, I was impressed by the unusually high standard of care employed in both the installation and maintenance of the digital equipment. The facilities were very well laid out and are maintained in a neat and clean condition. Observed readings, where applicable, were within normal operating parameters. Backup systems for program automation and satellite uplink and downlink systems were well planned. An alternative uplink which originates from the Cedar Hill electronics area is available to Firestone for emergency situations. The new and modern generator system will fully operate the studios during any anticipated power outage. In my opinion as a professional appraiser, the complete Firestone technical operating system appears to be wholly appropriate to the current program of use and, at this time, I do not anticipate that any material capital expenditures will be required for continued operations.

It should be noted that the executive and office areas of Firestone are extensive and appear to be well furnished and equipped. The studio and office building is a large facility with current space for several tenants, and with significant room for future expansion if required by corporate expansion. There is sufficient paved on-site parking at the studio and uplink site, which is located on the major freeway entering Fort Worth from the DFW airport – a very high visibility and traffic location.

This operations review was of the Firestone technical facilities only, and did not include the building or land, or the non-technical furniture and fixtures of the operating business. Subsequently, the value expressed in this opinion letter specifically excludes the value of the real estate and the Sorpresa Television Network.

After careful review and consideration, it is my expert opinion that the value of the total broadcast equipment used and useful in operations by Firestone is $2.5 Million Dollars. The total value of the complete Firestone technical installation, viewed as a fully installed and integrated operating whole, is, in my opinion, $5.0 Million Dollars.

It was a pleasure to have had the opportunity to assist Juniper Partners Acquisition Corporation in this matter, and we look forward to the opportunity to be of further service in the future.

Best regards,

Arthur H. Holt

July 10, 2006

Mr. Stuart B. Rekant
Chairman & CEO
Juniper Partners Acquisition Corp.
56 West 45th Street
Suite 805
New York, NY 10036

Dear Mr. Rekant:

In my letter of June 22nd I offered my opinion, as a valuation expert, of the value of the equipment and operations of Firestone. To reiterate, it is my opinion that the value of the operating unit, including the integrated and functioning technical installation is $5.0 million dollars. It is my opinion that the technical plant, i.e., the broadcast equipment used and useful in the Firestone operations, alone, is $2.5 million dollars.

Further, I would state that the replacement cost of the Firestone Technical Installation represents a separate value and a very important consideration to strategic planning. The Replacement Cost Value is a recognition of the critical economic benefit to Firestone of the ability to offer to clients immediate operating access to a system which can be marketed as proven and fault-free.

Firestone is a service tested and wholly de-bugged satellite operating and uplink system that can be confidently contracted by media clients who require a service provider who will achieve absolute reliability to the demanding 99.99+ standard. Firestone has a totally proven technical plant with fully redundant networks and transmission reliability levels which deliver assured, uninterrupted service for mission-critical applications. Actual lead time from the initiation of installation and integration to delivery of fully tested and proven 99.99+ reliability can be expected to require a year or more.

The immediate Replacement Cost of the Firestone technical installation, in my opinion, is $10.0 million dollars.

Best regards,

Arthur H. Holt